Exhibit 12.1

Breitburn Energy Partners LP

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014		2013	2012	2011		2010
Earnings Available for Fixed Charges
Net income (loss) attributable to the partnership	$(364,532)	$421,333		$(43,671)	$(40,801)	$110,497		$34,751
Add: income tax expense (benefit)	351	(73)		905	84	1,188		(204)
Less: income (loss) from equity investments	347	(31)		521	692	635		700

Pre-tax income (loss) before non-controlling interests and income from equity investees	$(364,528)	$421,291		$(43,287)	$(41,409)	$111,050		$33,847
Add:
Fixed charges	106,160	130,275		88,766	67,990	43,538		36,855
Amortization of capitalized interest	34	69		52	27	24		39
Distributed income of equity investments	500	209		466	1,179	841		1,181
Less:
Capitalized interest	78	326		128	54	77		270
Preferred unit distributions	14,658	9,350		—	—	—		—

Total earnings available for fixed charges	$(272,570)	$542,168		$45,869	$27,732	$155,376		$71,651

Fixed Charges
Interest and other financing costs (a)	$104,073	$128,305		$87,195	$66,729	$42,499		$35,909
Estimated interest within rental expense	2,087	1,970		1,571	1,261	1,039		946

Total fixed charges	$106,160	$130,275		$88,766	$67,990	$43,538		$36,855

Preferred Unit Distributions	14,658	9,350		—	—	—		—

Total Fixed Charges and Preferred Unit Distributions	$120,818	$139,625		$88,766	$67,990	$43,538		$36,855

Ratio of Earnings to Fixed Charges	—	4.2	x	—	—	3.6	x	1.9	x
Insufficient Coverage	$(378,730)	$—		$(42,897)	$(40,257)	$—		$—

Ratio of Earnings to Fixed Charges and Preferred Unit Distribution	—	3.9	x	—	—	3.6	x	1.9	x
Insufficient Coverage	$(393,388)	$—		$(42,897)	$(40,257)	$—		$—

(a)	Includes capitalized interest and settlements paid on interest rate swaps.